FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 10, 2006

Minco Silver Corporation announces that it has completed a 9-hole (2,700 meters) drilling program on its Fuwan Silver Project located in Guangdong, China. Based on the outstanding results generated so far, the Company decides to expand the drilling program by adding two more drills on the project.  Currently, there are five drills on the property.  Further to the assay results released previously for the first five holes, the assay results for the other four holes are provided in the table in the attached News Release under Exhibit 2.1.

2.

Exhibits

2.1

News Release dated May 10, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    May 10, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

TSX: MSV
For Immediate Release	May 10, 2006

Minco Silver Releases Excellent Drilling Results

and Expands the Drilling Program on the Fuwan Silver Project

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX:MSV) is pleased to announce that the company has completed a 9-hole (2,700 meters) drilling program on its Fuwan Silver Project located in Guangdong, China. Based on the outstanding results generated so far, the Company decides to expand the drilling program by adding two more drills on the project.  Currently, there are five drills on the property.

Further to the assay results released previously for the first five holes, the assay results for the other four holes are provided in the table below:

Hole No.	Section	From (m)	To (m)	Intercept (m)	Silver (gm/t)
FW 02	Line 35	133.55	135.60	2.05	71.40
	(Stepout)	147.34	152.73	5.39	129.80
		165.35	166.15	0.80	1200.00
		195.04	208.67	12.96	234.20

FW 03	Line 19	242.70	251.80	9.10	284.10
	(Stepout)	257.00	264.10	7.10	74.40
		292.30	293.30	1.00	894.00

FW 04	Line 03	285.38	287.02	2.48	190.50
	(Stepout)	300.23	302.65	2.42	106.80

FW 08	Line 40	178.00	179.40	1.40	116.30
	(Stepout)	181.87	182.27	0.40	468.50

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc is pending.

Hole FW02 is a step-out hole drilled in an open area on Section 35, 1,000m west of the deposit center (Section 4), while Hole FW03 tested the down dip extension of the silver mineralization.  Both holes encountered significant silver zones.  Hole FW 08 was drilled at the east end of the deposit, over 1,000m from the deposit center (Section 4).

Holes FW 02 and FW03, together with two holes ZK4302 (13.23m grading 271.93 g/t silver) and ZK2301 (19.91m grading 150.80 g/t silver), previously drilled by the Chinese, have outlined a large area (approximately 700m by 500m) with very strong and continuous silver mineralization.  This area has received little drilling previously and will be the prime target for the expanded drilling program.

“We are very excited by the results from the drilling program on the Fuwan Project. Eight out of nine holes drilled encountered significant silver zones;” commented Dr. Ken Cai, President and CEO of Minco Silver. “Drilling so far demonstrated that several strata bound silver zones extend over 2,500m along strike and about 500-700m down dip and the grades from Minco Silver’s drilling are generally higher than those previously reported by the Chinese partner due to better core recovery.  We are particularly excited that thick high grade silver zones have been outlined on a large untested area on the west side of the property from Section 03 to Section 43.  Encouraged by the outstanding results so far, we have added two more diamond drills on the property and drilling will continue through out 2006.”

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed with acid digestion and AAS finish. Assay results were further checked at PRA’s Vancouver lab as an internal check.  Reference materials were inserted by Minco staff geologists as a further assay control. The assay data provided by PRA is considered acceptable.

The company is currently designing a comprehensive exploration and development program to bring the Fuwan Silver deposit to the feasibility study stage at the earliest possible time.  This program will be outlined in the company’s next news release.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Robert Tyson, VP Corporate Development at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.